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                                                  SEC USE ONLY
                                                  DOCUMENT SEQUENCE NO.
                                                  CUSIP NUMBER
                                                  WORK LOCATION

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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1(a) NAME OF ISSUER (Please type or print)

BOULDER TOTAL RETURN FUND, INC.

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(b) IRS IDENT. NO.

95-4405635

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(c) S.E.C. FILE NO.

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1(d) ADDRESS OF ISSUER

2344 Spruce Street, Suite A, Boulder, CO  80302

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(e) TELEPHONE NO.

303-444-5483

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2(a) NAME OF PERSON FOR WHOSE ACCOUNT SECURITIES ARE TO BE SOLD

JOHN S. HOREJSI TRUST

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(b) IRS IDENT. NO.

###-##-####

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(c) RELATIONSHIP TO ISSUER

10% STOCKHOLDER *

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(d) ADDRESS

1029 West Third Ave., Suite 400  Anchorage, AK  99501

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INSTRUCTION:  The person filing this notice should  contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.


3(a)            (b)                     SEC USE  (c)          (d)          (e)                 (f)              (g)
Tile of the     Name and Address of     ONLY     Number of    Aggregate    Number of Shares    Approximate      Name of Each
Class of        Each Broker Through     Broker-  Shares or    Market       or Other Units      Date of Sale     Securities
Securities      Whom the Securities     Dealer   Other Units  Value        Outstanding         (See inst. 3(f)) Exchange
to be Sold      are to be Offered       File     to be Sold   (See instr.  (See instr. 3(e))   (MO. DAY YR.)    (See instr. 3(g))
                or Each Market          Number   (See instr.  3(d))
                Maker who is                     (3(c))
                Acquiring the
                Securities
------------------------------------------------------------------------------------------------------------------------------------

Common stock   Merrill Lynch                     16,980**                   12,338,660          12/19/2008        NYSE
               2959 N. Rock Road
               Wichita, KS  67226
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

INSTRUCTIONS:

1.   (a) Name of issuer
     (b)  Issuer's I.R.S. Identification Number
     (c)  Issuer's S.E.C. file number, if any
     (d)  Issuer's address, including zip code
     (e)  Issuer's telephone number, including area code

2.   (a)  Name of person for whose account the securities are to be sold
     (b) Such person's I.R.S. identification number, if such person is an entity
     (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
     (d)  Such person's address, including zip code

3.   (a)  Title of the class of securities to be sold
     (b) Name and address of each broker through whom the securities are intended to be sold
     (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
     (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
     (f)  Approximate date on which the securities are to be sold
     (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                         TABLE I - SECURITIES TO BE SOLD
    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                                                 Name of Person
Title of                   Date You  Nature of                from Whom Acquired        Amount of   Date of
the Class                  Acquired  Acquisition Transaction  (If gift, also give date  Securities  Payment    Nature of Payment
                                                                 donor acquired)        Acquired
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
Common Stock               12/13/2004 Private Party Purchase  Badlands Trust Company   16,980       12/13/2004   Cash on hand



INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.


              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
          Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for
                  whose account the securities are to be sold.


Name and Address of Seller     Title of Securities Sold         Date of Sale     Amount of Securities    Gross Proceeds
------------------------------------------------------------------------------------------------------------------------------------




REMARKS:




INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all personswhose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.




       12/19/2008                            John S. Horejsi Trust
                                            /s/ Douglas J. Blattmachr
---------------------            -----------------------------------------
   Date of Notice                       Douglas J. Blattmachr, President,
                                        Alaska Trust Company, trustee

    The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
     Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).



Footnotes:

* The filer of this Form 144 (the "Filer") may be deemed to be part of a group of entities that owns greater than 10% of the outstanding shares of the Issuer. The Filer hereby disclaims any beneficial ownership in such other shares owned by such other entities.

** Ernest Horejsi Trust No. 1B filed its Form 144 on November 12, 2008 indicating its intent to sell 571,000 of the Issuer's shares in accordance with Rule 144. The shares disclosed herein are part of those 571,000 shares for purpose of calculating the total number of shares the affiliated group is permitted to sell under Rule 144.